SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

REEBOK INTERNATIONAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2% Convertible Debentures due May 1, 2024

(Title of Class of Securities)

758110 AF 7

(CUSIP Number of Class of Securities)

David A. Pace

Senior Vice President and General Counsel

Reebok International Ltd.

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

Telephone: (781) 401-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Keith F. Higgins, Esq.

Julie H. Jones, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
$350,000,000	$44,345

*	Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the exchange of up to $350,000,000 of Series B 2% Convertible Debentures due May 1, 2024 (the “New Securities”) of Reebok International Ltd. (the “Company”), for all outstanding 2% Convertible Debentures due May 1, 2024 (the “Old Securities”) of the Company.
**	In accordance with Exchange Act Rule 0-11, the filing fee was determined by multiplying the transaction value of $350,000,000 by 0.00012670.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,345	Filing Party: Reebok International Ltd.
Form or Registration No.: (333-119974)	Date Filed: October 26, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is a press release by Reebok International Ltd. (“Reebok”) regarding an exchange offer for its outstanding 2% Convertible Debentures due May 1, 2024 (the “Debentures”). The attached press release does not constitute an offer to holders of the Debentures to exchange their Debentures for new debentures. Holders of the Debentures can obtain written materials explaining the precise terms and timing of the exchange offer from the information agent or the dealer manager for the exchange offer at the addresses listed below. Holders of the Debentures should read these written materials carefully because they contain important information about the exchange offer. Reebok has also filed these written materials with the Securities and Exchange Commission as part of a prospectus relating to the exchange offer. Holders of the Debentures will be able to obtain these written materials and other documents filed by Reebok with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

(800) 322-2885 (Toll Free)

Credit Suisse First Boston LLC

Eleven Madison Avenue,

New York, New York 10010

Telephone: (212) 325-2130

Facsimile: (212) 325-4585

ITEM 12. EXHIBITS.

Exhibit Number	Document

(a)(1)	Press Release issued by Reebok International Ltd. on October 26, 2004.